Richard Aftanas Partner Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3267 F +1 212 918 3100 raftanas@hoganlovells.com www.hoganlovells.com

April 13, 2023

BY EDGAR

Ms. Cara Wood

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equifax do Brasil S.A.
Registration Statement on Form F-4
Filed March 6, 2023
File No. 333-270310

Equifax Inc.
Registration Statement on Form S-4
Filed March 6, 2023
File No. 333-270309

Dear Ms. Wood:

Set forth below are the responses of Equifax do Brasil S.A. (“Equifax Brasil”) and Equifax Inc. (“Equifax” and, together with Equifax Brasil, the “Registrants,” “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letters dated March 31, 2023, with respect to the Registration Statement on Form F-4 filed with the Commission by Equifax Brasil and the Registration Statement on Form S-4 filed with the Commission by Equifax, in each case filed on March 6, 2023 (collectively, the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Division of Corporation Finance

April 13, 2023

For the Staff’s convenience, each response below is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. The changes reflected in the Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form F-4

Questions and Answers About the Transaction

If the Transaction is consummated, what will I receive?, page 1

1.

We note that Boa Vista shareholders have multiple options with respect to the consideration that they receive in connection with this transaction. Please revise to lay out in a tabular form, or other easily readable chart, an explanation of the Boa Vista shareholder options with respect to the consideration, withdrawal rights, and eventual put and call options in connection with this transaction.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 2, 3, 6 and 7 of Amendment No. 1.

2.

We note that any cash amounts payable upon the redemption will be adjusted downwards. Please estimate the potential adjustments, if feasible, and provide examples under each redemption scenario that explains what shareholders would receive. If you are not able to estimate the potential adjustments, please explain why. In this light, we note that on page 89 you have estimated that as of September 30, 2022, claims against Boa Vista totaled approximately R$103.1 million.

Response:

We note the Staff’s comment. As described on pages 3, 57 and 58 of Amendment No. 1, the adjustments to the consideration will be based on certain distributions of dividends, return of capital or interest on capital made by Boa Vista during the period between the signing of the Merger Agreement and the closing of the Transaction and losses reasonably expected to be incurred with respect to legal proceedings that arise or relate to acts or facts occurring during this same period. As these amounts are not determinable prior to closing of the Transaction, it is not feasible to provide an estimate of the potential adjustments. We note that the claims as of September 30, 2022 noted in the Staff’s comment relate to legal proceedings that arose prior to the execution of the Merger Agreement that were disclosed in the disclosure schedules thereto and, as such, there would not be an adjustment with respect to any such claims.

Division of Corporation Finance

April 13, 2023

What shareholder approvals are needed for the Transaction?, page 2

3.

Here and in the “Required Vote” section on page 15, please revise to state the remaining percentage of BV Common Shares required to vote at the BV Special Meeting to approve the transaction, which we note is approximately 10.11%.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 4 and 20 of Amendment No. 1.

What percentage ownership will former Boa Vista shareholders hold in EFX and/or EFX Brasil ..., page 7

4.

Please add a question and answer that addresses how the Consideration may be affected by fluctuations in the Brazilian real/U.S. dollar exchange rate, as discussed in your risk factor on page 28 and in the Risks Relating to Brazil, starting on page 39.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on page 7 of Amendment No. 1.

Summary of the Transaction

Risk Factors, page 14

5.	Please revise to provide a summary of the risk factors here. Please refer to Item 3 of Form F-4.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 17 and 18 of Amendment No. 1.

Quorum for Installation, page 15

6.

We note your statement that “[t]he BV Special Meeting will be installed on first call if 25% of the issued and outstanding BV Common Shares are present, in person or by proxy.” Please revise to state whether quorum will be met by nature of the ownership of EFX Brasil and ACSP, which own approximately 40% of the issued and outstanding shares.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on page 19 of Amendment No. 1.

Division of Corporation Finance

April 13, 2023

Risk Factors

Security Breaches and other disruptions to information technology infrastructure .., page 28

7.	To the extent that Boa Vista has experienced a material cybersecurity event, leak, or data breach, please revise to state as much, quantify such impacts, and describe any other related consequences.

Response:

The Registrants have been advised by Boa Vista that it has not experienced any material cybersecurity event, leak, or data breach.

Boa Vista may not hold all intellectual property rights ..., page 30

8.	Please disclose which Boa Vista material trademarks are currently being challenged and if possible, describe the related quantitative impact on Boa Vista’s business.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on page 34 of Amendment No. 1. The Registrants do not believe the impact of these challenges is likely to be material both because Boa Vista believes it has meritorious defenses and the Registrants have other means to mitigate any potential impacts in the unlikely event that Boa Vista is unable to prevail on the merits.

Boa Vista may face difficulties in implementing EFX’s technology ..., page 32

9.	To the extent material, please state the anticipated costs associated with implementing the EFX technology transformation strategy.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on page 36 of Amendment No. 1 to note that the anticipated costs of the EFX technology transformation strategy may be material to the results of operations and cash flows of Equifax Brasil. The Registrants do not believe any such costs will be material to Equifax. Equifax notes that it has undertaken similar technology transformation strategy implementation efforts as it has integrated other acquisitions and, although based on this experience it believes that the costs may well be material to Equifax Brasil, given numerous variables, including the time period over which the strategy will be implemented as well as the uncertain value of any offsetting benefits of the technology transformation strategy, it does not believe it is feasible to provide a meaningful estimate of these costs.

Division of Corporation Finance

April 13, 2023

Background of the Transaction, page 46

10.

Please revise your disclosure throughout this section to provide greater detail as to the background of the strategic options that you considered, the transaction, including the material issues discussed and key negotiated terms and agreements. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	the material terms for any proposals and subsequent proposals and counter offers;

•	at what point other strategic alternatives were eliminated from consideration;

•	negotiation of the transaction documents and the parties involved;

•	valuations, including the Valuation Report; and

•	the consideration offered.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 50 and 51 of Amendment No. 1 to provide greater detail as to the background of the transaction.

With respect to the Valuation Report, please see our response to comment no. 24. Please also see our responses to comments nos. 12 and 13.

11.

Please disclose all material details of the steps that occurred between early 2022 when EFX approached ACSP about the potential take-private transaction and December 1, 2022, when the EFX board of directors were provided with an update on the material terms and conditions of the transaction, which it subsequently approved on the same day.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 50 and 51 of Amendment No. 1.

12.	Please elaborate on how the R$8.00 per share/aggregate purchase price of up to R$4.0 billion was determined and all consideration alternatives.

Division of Corporation Finance

April 13, 2023

Response:

The Registrants acknowledge the Staff’s comment and advise the Staff that in determining the purchase price, Equifax considered its valuation model (utilizing the discounted cash flow method), current and historical Boa Vista stock prices and historical trading trends, premium offered in precedent transactions, comparable companies valuations and precedent transaction analysis, input from its advisors and other customary information. Given the different investor types in the Boa Vista shareholder base and their investment horizon, Equifax wanted to offer a range of alternatives that would meet the investors’ needs, be deemed attractive to different types of investors and would be acceptable under Brazilian law, which included offering investors the option to take consideration in the form of publicly traded BDRs or equity in a Brazilian company.

EFX’s Reasons for the Transaction, page 47

13.

We note the disclosure regarding the EFX board’s reasons for the transactions. Please revise to state all material factors considered, both positive and negative. Additionally, please disclose whether the EFX board considered the consideration to be offered in connection with the transaction. If not, please state why the EFX board did not consider the consideration and whether the EFX board continues to recommend the transaction. Finally, we note that the EFX board agreed to recommend the transaction on December 1, 2022, but negotiations with respect to the transaction were ongoing throughout December 2022 and into February 2023, in connection with entry in to the Voting Agreement. Please revise to state whether the EFX board considered the events after December 1, 2022 and if it continues to recommend the transaction.

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 50 and 51 of Amendment No. 1.

With respect to the factors considered by the board of Equifax in approving the transaction, Equifax’s decision to pursue the Transaction was based on an evaluation of its existing investment in Boa Vista and was, as such, a discussion as to whether now was the right time to consider expansion in Brazil. We note for the Staff that as Equifax is materially larger than Boa Vista (as disclosed in its most recent Form 10-K, the aggregate market value of Equifax’s common stock held by non-affiliates as of June 30, 2022 was approximately $22.4 billion, relative to a purchase price of approximately $596 million or less than 3% of Equifax’s then market capitalization), as noted in the disclosure on pages 50 and 52, from Equifax’s perspective the board was not evaluating this Transaction as compared to other transactions it might pursue with other companies but rather the discussion focused solely on an evaluation of its investment in Boa Vista and options with respect to such investment and its options to execute on its growth strategy in Brazil. In other words, there is no discussion of other strategic alternatives as the only decision from the perspective of Equifax was either to continue to hold its existing investment in Boa Vista or to pursue the Transaction.

Division of Corporation Finance

April 13, 2023

With respect to the timing of the approval by the board of Equifax, as disclosed on page 51 of Amendment No. 1, in December 2022, the board of Equifax approved the Transaction and authorized management to make the offer to Boa Vista. Prior to such date, all discussions were solely between Equifax and ACSP. Negotiations thereafter were the first set of negotiations between Boa Vista and Equifax and, as noted on page 51 of Amendment No. 1, there was no change in the material terms of the Transaction, including the price, from the terms authorized by the board of Equifax in December 2022.

We respectfully note that, with respect to the target’s shareholders, the Registration Statement is expressly not a proxy statement and is not being used to solicit votes with respect to the BV Special Meeting or any other meeting of the shareholders of Boa Vista held in connection with the Transaction. The solicitation of votes will be made by Boa Vista solely pursuant to information provided to its shareholders in a document prepared in accordance with the requirements of the Brazilian Corporations Law and the Brazilian Securities Commission (CVM). Similarly, Equifax’s shareholders are not required to vote to approve the transaction and the sole shareholder of Equifax Brasil is Equifax. Accordingly, the Registration Statement does not include a recommendation of the Transaction but rather is intended to provide an appropriate level of disclosure for Boa Vista shareholders to be able to evaluate an investment decision in either the Equifax Brasil common shares or the Equifax BDRs, should they elect one of those options in connection with the Transaction.

The Transaction

Accounting Treatment of the Transaction, page 48

14.

We note the disclosure on page 83 that (i) EFX Brasil was established as a vehicle for EFX’s business and investments in Brazil, (ii) EFX made its initial investment in Boa Vista through EFX Brasil in 2011, at which point the then-existing business and operations of EFX Brasil were taken over by Boa Vista, (iii) since such time, EFX Brasil has not engaged in any significant business other than holding the indirect interest of EFX in Boa Vista, (iv) it has no significant sources of income other than distributions from or gains or losses on its investment in Boa Vista. In view of the preceding, please explain to us your consideration and analysis in accounting for the transaction as a reverse acquisition guided by either IFRS 3 or IFRS 2 as appropriate.

Division of Corporation Finance

April 13, 2023

Response:

We respectfully advise the Staff that an analysis of the accounting acquirer for purposes of the Transaction was completed under the guidance as set out in IFRS 3 and IFRS 10. We acknowledge that for periods prior to the Transaction, Boa Vista is significantly larger in terms of net profit, total assets, liabilities and equity when compared to Equifax Brasil.

IFRS 10 specifies that the accounting acquirer is typically the larger party when the size of one entity is significantly greater than the other combined entity in terms of assets, revenues or profit. In addition, IFRS 3 specifies additional criteria one should consider when identifying the accounting acquirer. These additional items include understanding the relative voting rights after the combination, and composition of the governing body and senior management of the newly combined entity, as well as understanding which entity is issuing equity instruments where the business combination is effected primarily by exchanging equity interests. It is important to note that while EFX Brasil Common Shares may be issued as part of the Consideration, it is not the primary component, as the total number of shares subject to issuance is limited to 20% of the outstanding EFX Brasil Common Shares with cash being the primary Consideration.

Upon completion of the Transaction that results in at least one shareholder selecting Class C EFX Brasil Redeemable Shares and obtaining at least 5% ownership (capped at 20%) of Equifax Brasil (because without at least one shareholder meeting this condition, Equifax would control 100% of the governing body and senior management), Equifax and Equifax Brasil will have majority representation on the board of directors and senior management of the combined entity, with approximately 88% of the governing body and senior management representing Equifax’s interest. Boa Vista shareholders (other than Equifax) can own no more than 20% of the outstanding shares of the combined entity depending on their respective elections to receive Class A EFX Brasil Redeemable Shares convertible into cash, Class B EFX Brasil Redeemable Shares convertible into cash and EFX BDRs, or Class C EFX Brasil Redeemable Shares convertible into cash and EFX Brasil Common Shares (with a cap placed to limit the number of EFX Brasil Common Shares to be no more than 20% of the outstanding shares of the combined entity) in exchange for their interests in Boa Vista.

Upon the completion of Transaction, we have concluded as follows:

•

If all the Boa Vista shareholders elect to receive their Consideration in the form of Class A EFX Brasil Redeemable Shares, those shareholders will receive cash from Equifax Brasil (via a cash infusion from Equifax) upon their mandatory conversion;

•

If all the Boa Vista shareholders elect to receive their Consideration in the form of Class B EFX Brasil Redeemable Shares, those shareholders will receive EFX BDRs that will represent less than 0.4% of total EFX Common Shares outstanding upon their mandatory conversion;

Division of Corporation Finance

April 13, 2023

•

If all the Boa Vista shareholders elect to receive their Consideration in the form of Class C EFX Brasil Redeemable Shares, those shareholders will receive either cash from Equifax Brasil (via a cash infusion from Equifax), EFX Brasil Common Shares, with such Boa Vista shareholders that elect this option becoming minority shareholders in Equifax Brasil or EFX BDRs depending their elections upon their mandatory conversion. The maximum amount of EFX BDRs available under this scenario will represent less than 3% of total EFX Common Shares;

•

Irrespective of the Boa Vista shareholders election to receive Consideration in the form of Class A EFX Brasil Redeemable Shares, Class B EFX Brasil Redeemable Shares or Class C EFX Brasil Redeemable Shares, Equifax and Equifax Brasil will have a significant majority of the voting rights of the combined entity subsequent to the completion of the Transaction; and

•	Equifax Brasil appointees will represent the significant majority (~88%) of members of the board of directors and senior management of the combined entity.

As such, upon the completion of the Transaction, regardless of its comparative size, the former shareholders of Boa Vista will not have the ability to control the combined entity. In addition, Equifax, the parent of Equifax Brasil, initiated the Transaction between the entities. While Boa Vista is larger than Equifax Brasil, Equifax is significantly larger than both (on a separate and combined basis) in terms of revenue, profits, total assets, liabilities and equity.

Based on the above facts and circumstances, we have concluded that Equifax Brasil is the accounting acquirer.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 4(g)—Transaction Adjustments, Earnings per share, page 79

15.

We note adjustment 4(g) assumes all Boa Vista shareholders elect, pursuant to the Class A redemption option, to exchange all shares for Class A EFX Brasil Redeemable Shares resulting in an all cash redemption and no impact on pro forma earnings per share. Please explain your basis for assuming all Boa Vista shareholders elect to receive Class A EFX Brasil Redeemable Shares as opposed to other EFX Brasil Redeemable Shares. Additionally, explain your consideration of Regulation S-X 11-02(a)(10) and the impact on pro forma earnings per share of the underlying EFX Brasil common shares and the EFX BDRs if Boa Vista shareholders elect other EFX Brasil Redeemable Shares. In Notes 1(b) and 1(e) it appears you may be relying on the assumption that EFX Brasil common shares, issued pursuant to Class C Redeemable Shares, are redeemed for EFX BDRs and EFX BDRs issued pursuant to Class B and C EFX Redeemable Shares result in the issuance of EFX Inc. common shares and have no effect on the EPS of EFX Brasil. If our understanding is correct, please help us better understand how the EFX Common Shares and EFX BDRs issued as part of the consideration upon completion of the proposed transaction have no impact on pro forma EPS.

Division of Corporation Finance

April 13, 2023

Response:

We respectfully acknowledge the Staff’s comment. The basis for assuming that all Boa Vista shareholders will elect Class A EFX Brasil Redeemable Shares is our belief that most, if not all, shareholders will select Class A EFX Brasil Redeemable Shares to receive cash as compared to EFX BDRs or EFX Brasil Common Shares. Additionally, we have revised Note 4(g) on pages 84 and 85 to address our consideration of Regulation S-X 11-02(a)(10) as follows, given the challenge of presenting the pro forma financial information without knowing what scenario will be chosen by Boa Vista shareholders for how the Consideration will be completed:

“The number of Class A EFX Brasil Redeemable Shares, Class B EFX Brasil Redeemable Shares, or Class C EFX Brasil Redeemable Shares issued in connection with the Transaction, individually, cannot reasonably be estimated until the applicable Boa Vista shareholders make their elections as to the class of New EFX Brasil Redeemable Shares they will receive as Consideration upon consummation of the Transaction.”

As discussed in our response to comment no. 14, should the Boa Vista shareholders elect to receive their Consideration in the form of Class A EFX Brasil Redeemable Shares or Class B EFX Brasil Redeemable Shares, they will receive either cash or a combination of cash and EFX BDRs. Consequently, there will be no impact on the number of EFX Brasil Common Shares outstanding should the Boa Vista shareholders elect either Class A EFX Brasil Redeemable Shares or Class B EFX Brasil Redeemable Shares, and thus no impact on pro forma Equifax Brasil earnings per share.

Should the Boa Vista shareholders elect to receive their Consideration in the form of Class C EFX Brasil Redeemable Shares, they will receive a combination of cash and EFX Brasil Common Shares, subject to a maximum number of shares eligible to be issued of 2,171,664 EFX Brasil Common Shares. Should the maximum number of Boa Vista shareholders elect to receive Consideration in the form of Class C EFX Brasil Redeemable Shares, this would result in an increase to the weighted average number of Equifax Brasil basic and diluted common shares outstanding for pro forma purposes to 10,858,319 common shares, and a pro forma basic and diluted net income per common share of R$25.99 for the year ended December 31, 2022.

Division of Corporation Finance

April 13, 2023

Business and Certain Other Information of EFX Brasil and Boa Vista, page 83

16.

We note your disclosure regarding Boa Vista’s business. Please revise to provide additional context and sources for the following statements. For example, where you discuss the size of the company or its market share, please revise to provide the appropriate quantitative measures. Where you make comparisons to competitors, please provide additional background information that explains the basis for making such comparisons. If any of the following statements are based on management’s beliefs, please revise to state as much.

•	“Boa Vista Serviços S.A. is one of the largest consumer credit bureaus in Brazil.”

•

“[Boa Vista is] currently holding significant market share in all segments of the economy, including large financial conglomerates, banks, financial service providers, fintechs, insurance companies, telecommunications service providers and electric utilities ... .”

•	“The possession of a proprietary database is a primary differentiator between Boa Vista and other companies, which generally create solutions based on third-party data.”

•	“The Cadastro Positivo has increased the data available to the market, and will increasingly challenge companies in understanding how to use such data.”

•

“The largest companies in the market include Serasa Experian, Boa Vista, the Brazilian Credit Protection Service, or SPC Brasil, and Quod. Many of Boa Vista’s competitors offer a similar suite of products, both in terms of consumer credit information and recovery services.”

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 89, 90 and 93 of Amendment No. 1 to provide the appropriate quantitative measures and to set forth the basis for making comparisons to competitors or has otherwise revised such disclosures to indicate that such statements are an expression management’s belief or to eliminate references to market share or such comparisons.

Management’s Discussion and Analysis of Financial Condition and Results of Operation of EFX Brasil and Boa Vista, page 93

17.

For EFX Brasil, fair value gains on equity investments at FVPL were R$66,709,440 in 2022 versus losses of R$(352,077,600) in 2021. Other Income, net was R$14,550,486 in 2022 versus R$5,048,206 in 2021. Please disclose the reasons for the changes. Refer to guidance in Item 5.A of Form 20-F.

Division of Corporation Finance

April 13, 2023

Response:

In response to the Staff’s comment, the Registrants have revised the disclosure on page 103 of Amendment No. 1.

Liquidity and Capital Resources

Net Cash flows

Net Cash Flows from Operating Activities, page 102

18.

Please clarify for us and in your disclosure how you determined the increase in profit adjusted for non-cash items for each period. Also, it appears for the interim period analysis the factors cited account for only R$31.3 million of the R$132.5 total change between the periods. Expand the analysis to include other material items impacting the variance between these periods. Further, discuss the material reason(s) underlying the changes in the factors noted for both the interim and annual periods. Note that merely citing changes in results and working capital may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F, in particular instruction 9 of instructions to Item 5, section III.D of Release No. 33-6835 and section IV.B.1 of Release No. 33-8350 for guidance.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 106 of Amendment No. 1.

Principal Shareholders, page 108

19.

Please disclose the natural persons that hold voting and/or investment power over the shares that are beneficially owned by the companies listed on page 108. Additionally, we note that “Others” own a total of 30.345% of BV Common Shares. Please revise to provide the names of the major shareholders included in this amount, if known.

Response:

The Registrants acknowledge the Staff’s comment and respectfully submit that the disclosure in the Registration Statement complies with the requirements of Form F-4 and Form S-4. In accordance with Item 6(d) of Schedule 14A, the Registrants are required to furnish the information required by Item 403 of Regulation S-K to the extent known by the persons on whose behalf the solicitation is made. Similarly, Item 7.A of Form 20-F (which provides an alternative basis for satisfying the requirements of Item 19(a)(5) of Form F-4) provides that such disclosure shall be made “to the extent that the following information is known to the company or can be ascertained from public filings.” Here, the target company is not subject to the reporting requirements of the Securities Exchange Act of 1934 and, accordingly, no beneficial ownership is available

Division of Corporation Finance

April 13, 2023

other than that which is made available in accordance with the requirements of Brazilian law. We have been advised that under Brazilian law, only controlling shareholders would need to disclose beneficial ownership up to the individual level (natural persons). In this regard, we note that Boa Vista does not report having any controlling shareholder pursuant to its reference form (its annual report filed with the CVM). We also note that relevant shareholders are disclosed in the reference form to the extent they hold more than 5% of equity interests in Boa Vista’s capital stock. As a result, a shareholder acquiring more than 5% of the equity interests of Boa Vista would need to notify the company and Boa Vista would need to disclose such new relevant acquisition to the market (by means of a material fact filing) and also in its reference form. Accordingly, the Registrants have included the information required by Item 19(a)(5) of Forms F-4 and S-4 on the basis of such information as is available from public filings in Brazil.

With respect to the inclusion of “Others”, based on our understanding of the disclosure obligations of shareholders in Brazil described above, this category, which is based on public disclosure by Boa Vista in its reference form, does not include any shareholders holding more than 5.0% of the outstanding common shares of Boa Vista.

Boa Vista Servicos S.A.

Notes to the consolidated financial statements for the years ended December 31, 2021 and 2020

Note 21. Shareholders’ Equity

(a) Share Capital, page F-68

20.	Please explain what “Green Shoe” refers to.

Response:

The Registrants acknowledge the Staff’s comment and advise the Staff that the Boa Vista’s financial statements for the year ended December 31, 2022 included in Amendment No. 1 no longer contain references to “Green Shoe,” so no references to “Green Shoe” remain in Amendment No. 1.

Note 29. Employee benefits

(i) Stock option plan, page F-85

21.	Please explain how your disclosure provides the information to understand how the fair value was determined or revise your disclosure accordingly. Please refer to IFRS 2.46.

Division of Corporation Finance

April 13, 2023

Response:

The Registrants acknowledge the Staff’s comment and advise the Staff that all grants made under Boa Vista’s employee stock plan were issued prior to 2021. During the periods covered by the financial statements included in Amendment No. 1, Boa Vista made no equity grants of share-based payments, and as a result, there is no disclosure required in Amendment No. 1 under IRFS 2.46.

For the Staff’s reference, the Registrants advise the Staff that Boa Vista determined the fair value of each option awarded under the employee stock plan in 2020 on the grant date by using the Black-Scholes option pricing model using the following weighted average assumptions:

2020
Dividend yield	1.12%
Expected volatility	35.26%
Risk-free interest rate	4.70%
Expected life (in years)	10

22.

We note you recorded R$45,856 as of September 30, 2020 relating to the early vesting of options granted and not yet vested. On page F-62, Note 16(a), we note you recorded stock option plan expense to key management personnel of R$18,443. Please explain if these two amounts are related and, if so, the reason for the difference.

Response:

The Registrants acknowledge the Staff’s comment and advise the Staff that Boa Vista’s interim period financial statements included in the Registration Statement have been substituted for Boa Vista’s financial statements for the year ended December 31, 2022 in Amendment No. 1. Further, the Registrants confirm that the two values are related. The stock option plan expense to key management personnel of R$18,443 related to the vesting of options granted to key management personnel only. The early vesting of options granted and not yet vested expense of R$45,856 related to the vesting of options granted to all employees of Boa Vista, including key management personnel. The table below shows the relation of the two values.

Other employees	R$	27,413
Key management personnel	R$	18,443

Total	R$	45,856

23.

We refer you to the first table on page F-86, changes in balance of vested stock options. Please explain why the balance for the year ended December 31, 2021 of 24,970 is not consistent with the share-based payment plan balance on the statement of changes in shareholders’ equity on page F-29 of 50,014.

Division of Corporation Finance

April 13, 2023

Response:

The Registrants acknowledge the Staff’s comment and advise the Staff that the Statement of Changes in Shareholder Equity contained in the Boa Vista financial statements for the year ended December 31, 2022 included in Amendment No. 1 presents a balance of shares under the share-based payment plan of R$24,970 as of December 31, 2021 in the capital reserve account, consistent with the presentation of vested stock options in the table on page F-86 of the Registration Statement. As the movement of stock options exercised occurs solely between capital reserve accounts and does not impact the statement of financial position, Boa Vista’s management had chosen in prior periods to not present options vested, both those exercised and those not exercised, on a standalone basis under “share-based payment plans” in its Statement of Changes in Shareholders’ Equity, consistent with the requirements of IFRS. Under that presentation, the figure appearing at page F-29 of the Registration Statement presented all vested stock options available under the plan, both exercised and unexercised, while the figure at page F-86 showed only unexercised stock options.

General

24.

We note that an appraiser was hired to prepare the Valuation Report. Please revise to name the appraiser, summarize the Valuation Report, and provide the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit. Please refer to Item 4(b) of Form F-4.

Response:

The Registrants acknowledge the Staff’s comment and advise the Staff that the Valuation Report referred to in the Registration Statement has not yet been prepared and an appraiser has not yet been engaged. In addition, we note that the Valuation Report is a technical requirement under the Brazilian Corporations Law for the sole purpose of assessing the value of the shares of the company being merged, in order to determine the amount of the capital increase that the merger of shares will cause in the merging company. In this regard, we note that the appraisal report is not analogous to a fairness opinion delivered to a target’s board or an acquirer’s board (or shareholders) as it does not speak to the “fairness” or adequacy of the consideration offered. It will be delivered to the shareholders of Boa Vista in connection with the materials delivered by Boa Vista under the Brazilian Corporations Law and regulations of the CVM as a shareholder vote to approve the valuation report under the Brazilian Corporations Law is required in order to be able to approve the amount of the related capital increase on the records of the target.

Division of Corporation Finance

April 13, 2023

We also respectfully submit that we do not believe that the appraisal report, when prepared, falls within the scope of Item 4(b) of Form F-4 or Form S-4 or Item 1015(b) of Regulation M-A. Item 4(b) refers to a “report, opinion or appraisal materially relating to the transaction has been received from an outside party.” As noted above, as of the date hereof no report has been received as it has not yet been prepared and is not expected to be finalized before the prospectus is sent to the target’s shareholders. In addition, we believe it is implicit in Item 4(b) that the report needs to be received either by a registrant that is issuing securities that are registered in the transaction and that is material to the transaction inasmuch as the board of directors of such registrant is relying on the report, opinion or appraisal in some respect related to the transaction, whether for the purpose of supporting the fairness or amount of consideration to be paid in connection with the transaction or otherwise or received by a party to the transaction that is recommending the transaction to its shareholders and is soliciting votes in favor thereof, again on the basis of such party’s board’s material consideration of such report, opinion or appraisal.

Here, this is not the case. With respect to the Registrants, the appraisal report was not, and will not be, delivered to the board of directors of either Registrant and, therefore, formed no part of the Registrants’ deliberations with respect to the Transaction, whether as to the determination of the amount of consideration to be paid in connection with the Transaction or any other aspect of the proposed Transaction. In the case of the target, as noted on page 5 of Amendment No. 1, the board of directors of Boa Vista approved the transaction on February 9, 2023 and has already made a recommendation to its shareholders to approve the Transaction well before the preparation of the valuation report and, as such, the valuation report played no part in the board’s recommendation of the transaction. Accordingly, we respectfully submit that the Valuation Report will not constitute a “report…materially related to the transaction that has been received” by any of the parties.

Registration Statement on Form S-4

1.

We note the registration statement on Form F-4 filed by Equifax do Brasil S.A. (File No. 333-270310). Please see the comments issued in connection with that registration statement and make conforming changes to this Form S-4, as appropriate.

Response.

As noted above, Equifax has revised Amendment No. 1, or otherwise responded herein, to each of the Staff’s comments to Equifax Brasil.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions with respect to the foregoing, please do not hesitate to contact Richard Aftanas of Hogan Lovells US LLP at (212) 918-3267 or via email at raftanas@hoganlovells.com.

Division of Corporation Finance

April 13, 2023

Sincerely,

/s/ Richard Aftanas
Richard Aftanas

cc:	John J. Kelley III, Esq.

Equifax Inc.

John W. Gamble, Jr.

Equifax do Brasil S.A.

John Beckman

Keith Flaum

Hogan Lovells US LLP

Adriana Pallis

Clarissa Freitas

Machado Meyer